Memic Innovative Surgery Ltd. 6 Yoni Netanyahu Street Or Yehuda 6037604 Israel February 10, 2022 VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Mr. Dillon Hagius:

Re:	Memic Innovative Surgery Ltd. Registration Statement on Form F-4, as amended Registration No. 333-259925

Dear Mr. Hagius:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on Friday, February 11, 2022 or as soon thereafter as is practicable.

Please do not hesitate to contact Joseph A. Herz of Greenberg Traurig, LLP at (212) 801-6926 or HerzJ@gtlaw.com with any questions.

[Signature Page Follows]

Sincerely,

MEMIC INNOVATIVE SURGERY LTD.

By:	/s/ Dvir Cohen
	Name:	Dvir Cohen
	Title:	Chief Executive Officer

cc:	Dvir Cohen, Chief Executive Officer, Memic Innovative Surgery Ltd.
Noam Atar, Chief Financial Officer, Memic Innovative Surgery Ltd.
Robert L. Grossman, Greenberg Traurig, P.A.
Joseph A. Herz, Greenberg Traurig, LLP
Yuta N. Delarck, Greenberg Traurig, LLP
Elie Sprung, Tadmor Levy & Co.